Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of The AES Corporation for the registration of securities (common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts and units) and to the incorporation by reference therein of our reports dated February 26, 2013, with respect to the consolidated financial statements and schedules of The AES Corporation and the effectiveness of internal control over financial reporting of The AES Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

February 26, 2013